UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-35574

EQM Midstream Partners, LP

(Exact name of registrant as specified in its charter)

2200 Energy Drive

Canonsburg, Pennsylvania 15317

(724) 271-7600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

4.000% Senior Notes due 2024

4.125% Senior Notes due 2026

4.750% Senior Notes due 2023

5.500% Senior Notes due 2028

6.500% Senior Notes due 2048

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Units Representing Limited Partner Interests: 4

4.000% Senior Notes due 2024: 59

4.125% Senior Notes due 2026: 48

4.750% Senior Notes due 2023: 76

5.500% Senior Notes due 2028: 67

6.500% Senior Notes due 2048: 58

Pursuant to the requirements of the Securities Exchange Act of 1934, EQM Midstream Partners, LP has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EQM MIDSTREAM PARTNERS, LP By: EQGP Services, LLC, its general partner

Date:	August 3, 2020	By:	/s/ Kirk R. Oliver
Kirk R. Oliver
Senior Vice President and Chief Financial Officer